

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2015

<u>Via E-mail</u>
John Campo
President
New Colombia Resources, Inc.
251 174th Street #816
Sunny Isles Beach, FL 33160

   Re: New Colombia Resources, Inc.
     Form 10
     Filed June 17, 2015
     File No. 000-55454

Dear Mr. Campo:

  We issued comments to you on the above captioned filing on July 8, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 26, 2015.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Jonathan Burr at (202) 551-5833 or me at (202) 551-3795 with any questions.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director

cc: Kenneth Bart
   Bart and Associates, LLC